Exhibit 1.01

AECOM

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (the “Report”) of AECOM (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Rule requires disclosure of certain information when a reporting company manufactures or contracts to manufacture products and certain minerals specified in the Rule are necessary to the functionality or production of those products.  The minerals specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively referred to as “Conflict Minerals”).  For any such products described above, the Rule further requires companies to conduct a good faith reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals contained in these products that is reasonably designed to determine whether such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by the Rule (collectively referred to as “Covered Countries”), or are from recycled or scrap sources, as defined by the Rule. As described in this Report, certain of the Company’s operations manufactured, or contracted to manufacture, in 2014, products where one or more Conflict Minerals were necessary to the functionality or production of those products.

Description of the Company’s Products Covered by this Report

This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period. The Company evaluated its operations and determined that certain oil and gas processing equipment products required further inquiry (the “Covered Products”).

Reasonable Country of Origin Inquiry

For the Covered Products, in order to determine if any of the Covered Products contained Conflict Minerals originating from the Covered Countries or recycled or scrap sources, the Company conducted a RCOI, as described in the Company’s Form SD to which this Report is an exhibit.

The Company’s RCOI consisted of the following:

•                  Identifying parts of the business that manufacture or may contract to manufacture products for purposes of the Rule;

•                  Determining those products the manufacture of which was completed during 2014;

•                  Evaluating manufactured items that might contain Conflict Minerals;

•                  Assessing whether the Conflict Minerals were necessary to the functionality or production of the products;

•                  Identifying the suppliers from which the Company purchased components and other materials containing Conflict Minerals;

•                  Requesting information from those identified suppliers regarding the Conflict Minerals content of the components they provide; and

•                  Requesting information from those identified suppliers regarding whether any of the components they provided originated from Covered Countries and whether the Conflict Minerals come from recycled or scrap sources.

The Company identified and contacted over 300 suppliers of products and materials that may contain Conflict Minerals and less than 100 suppliers responded to the Company’s requests for information on the country of origin and other requested information.  Based on the information received to date from the Company’s suppliers as a part of the RCOI, the Company was unable to determine the countries of origin of the Conflict Minerals contained in the Covered Products or whether the Conflict Minerals were from recycled or scrap sources. Accordingly, the Company conducted due diligence on the source and chain of custody of the Conflict Minerals in the Covered Products.

Due Diligence

The Company’s supply chain with respect to the Covered Products is complex, and its manufacturing process is several tiers removed from the mining, smelting and refining of Conflict Minerals.  In this regard, the Company does not purchase Conflict Minerals directly from mines, smelters or refiners, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals.  Accordingly, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain.  However, the Company must rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals.  The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities.  In addition, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information that was reported by suppliers is limited.

Overall, the Company’s due diligence measures have been designed to conform, in all material respects, to the framework described in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas and related Supplements on Gold and on Tin, Tantalum and Tungsten (the “OECD Guidance”).

Description of Due Diligence Measures

The Company’s due diligence on the source and chain of custody of Conflict Minerals contained in the Covered Products included the following measures:

Commitment. The Company’s established a formal commitment to responsible sourcing of Conflict Minerals in its products and expects that its suppliers will be similarly committed.

Personnel. The Company’s Conflict Minerals compliance effort involved a cross-functional group of personnel across the Company comprising of personnel from the legal, accounting and operations department. The Company has also conducted Conflict Minerals training sessions for relevant employees.

Supplier Engagement. The Company advised suppliers regarding the Company’s commitment to responsibly sourcing the Conflict Materials contained in the Covered Products.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting Conflict Minerals compliance problems.

Identification and Assessment of Risk. To identify risks in its supply chain, the Company contacted suppliers to request information regarding the source and chain of custody of Conflict Minerals in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company circulated a reporting template made available by the Conflict Free Sourcing Initiative or a similar questionnaire. The Company identified, contacted and assessed over 300 suppliers of products and materials that may contain Conflict Minerals and less than 100 suppliers responded to its request for information. The Company reviewed the information provided by its suppliers to assess the reasonableness of the responses and to look for inconsistencies or other apparent inaccuracies. The Company continues to follow up with suppliers and to provide supplier education and feedback as appropriate. However, a number of the Company’s suppliers were not able to identify the smelters or refiners in their supply chains.  As a result, the Company determined that it did not have sufficient information to identify the particular smelters or refiners that processed the Conflict Minerals contained in particular components in the Covered Products.

Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•                  continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•                  encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

•                  continue to seek conflict minerals flow-down provisions in supplier contracts.

Carry Out Supply Chain Reviews

The Company does not have any direct relationships with smelters or refiners that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. The Company supports the development and implementation of independent third-party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Results of Due Diligence

As noted above, the Company identified and contacted over 300 suppliers of products and materials that may contain Conflict Minerals and less than 100 suppliers responded to its request for information.

Identified Smelters and Refiners. Based on the above-described due diligence process, the Company does not have sufficient information to reliably determine the smelters and refiners used to process the Conflict Minerals in each of the Covered Products.

Identified Countries of Origin. Based on the above-described due diligence process, the Company does not have sufficient information to reliably determine the country of origin of the Conflict Minerals in each of the Covered Products.  In addition, some suppliers provided information to us for their entire supply chain, rather than for the facilities that contributed the Conflict Minerals used in the specific products covered by this report.  As a result, we are unable to validate whether the products covered by this report in fact contain Conflict Minerals from these sources.

Efforts to Determine Mine or Location of Origin. To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above.

Future Steps to Mitigate Risk

The Company expects to take the following steps to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the Conflict Minerals contained in its products may finance or benefit armed groups in the Covered Countries:

•                  continue to engage suppliers to obtain current, accurate and complete information about the supply chain, smelters and refiners;

•                  encourage suppliers to implement responsible sourcing and to request that their suppliers encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

•                  continue to seek conflict minerals flow-down provisions in supplier contracts.